FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2004
                                 2 August 2004


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)


                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable


                                 EXHIBIT INDEX

                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc announcing
                Director Shareholding released on 2 August 2004




                       British Sky Broadcasting Group plc
                                (the "Company")

The Company announces that Lord Jacob Rothschild ("Lord Rothschild"), a Director of the Company, has today notified the Company that he has become aware of the following interests in the Company's Ordinary Shares of 50p each ("Shares"):

  - A beneficial interest in 28,000 Shares registered in the name of Republic Nominees Limited account number 1673. The Shares belong to Five Arrows Investments Limited, a wholly-owned subsidiary of Five Arrows Limited, a company where Lord Rothschild is entitled to exercise one-third or more of the voting power. The Shares were acquired in two tranches, 14,000 on 20 June 2003 at a price of GBP7.085 and 14,000 per share on 15 August 2003 at a price of GBP7.095 per share.

  - A beneficial interest in 72,000 Shares registered in the name of Republic Nominees Limited account number 1559R. The Shares belong to a family trust in which Lord Rothschild is a beneficiary. The Shares were acquired in two tranches, 35,000 on 14 August 2003 at a price of GBP7.0477 per share and 37,000 on 1 September 2003 at a price of GBP6.7747 per share.

  - A non-beneficial interest in 6,750 Shares registered in the name of Greenwood Nominees Limited. The Shares belong to a family trust of which Lord Rothschild is not a beneficiary but acts as a trustee. The Shares were acquired in two tranches on 15 May 2002, 5,430 at a price of GBP7.2807 per share and 1,320 at a price of GBP6.70 per share.


Enquires:

Dave Gormley
Company Secretary
Telephone: +44 20 7705 6701




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 2 August 2004                          By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary